NEWS RELEASE

Pan American Silver provides notice of third quarter 2023 unaudited results and conference call
Vancouver, B.C. - October 12, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American Silver") will release its unaudited results for the third quarter of 2023 ("Q3 2023") after market close on Tuesday, November 7, 2023. A conference call and webcast is planned for 11:00 am ET (8:00 am PT) on November 8, 2023.
Q3 2023 Unaudited Results Conference Call and Webcast
Date:            November 8, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-886-7786 (toll-free in Canada and the U.S.)
+1-416-764-8658 (international participants)
Conference ID:        94321211
Webcast:        https://events.q4inc.com/attendee/486024912
The live webcast, presentation slides and the report for Q3 2023 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1